

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

February 7, 2007

Mr. Francis B. Barron
Senior Vice President-General Counsel; and Secretary
Bill Barrett Corporation
1099 18th Street, Suite 2300
Denver, CO 80202

> **Re:** **Bill Barrett Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed March 3, 2006**
> **File No. 001-32367**
> **Response Letter Dated January 8, 2007**

Dear Mr.Barron:

　　We have reviewed your filings and response letter and have the following comments. We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Engineering Comments

Form 10-K for the Fiscal Year Ended December 31, 2005

General

1.　　We have considered your response to the comments issued in our letter dated December 8, 2006, including the draft disclosure revisions. In view of the nature and extent of the revisions contemplated, we believe an amendment to your 2005 10-K is necessary.

We ask that you promptly file an amendment to comply with the comments in this letter, and also to address the following points.

(a)   Please correct the past errors in the reserve table where discoveries and extensions and revisions were reported.

(b)   Disclose alongside your reserve table in the property section, or your SFAS 69 disclosures, the information outlined in your response to prior comment 3, explaining the reasons you revised your reserves in each of the last three years. Please also disclose whether you implemented any changes to your methods of reserve determination, after identifying the factors which led to the assumptions which later proved to be overly optimistic, resulting in the negative revisions.

As the risk factor disclosures should be concise and clearly state the risk, you will need to summarize the details, and provide a cross reference to the section of the document where you present the details you propose. As explained in prior comment 3, we believe an apt summary of the details would clarify that 27.5% of the wells you participate in are producing less than 75% of the forecasted volumes, based on our understanding of the results you have realized.

2.   Since you disclose excerpts from two engineering review reports, including an opinion from Ryder Scott Company L.L.P., that the methods and techniques used in preparing your reserve report "…are in accordance with generally accepted procedures for the determination of reserves," and an opinion from Netherland, Sewell & Associates, Inc., stating that your reserves "…have been prepared in accordance with generally accepted petroleum engineering and evaluation principals," further clarification will be required. Please contact us by telephone to arrange for the appropriate revisions.

3.   Given that you describe your reserve information as having undergone an independent engineering review, clarification of the procedures performed will be necessary. Please revise your document to include the following information, as it relates to each of the engineering reviews that were conducted, and also to the view expressed by Ryder Scott Company, L.P. on the absence of evidence of bias in the application of the methods and techniques utilized in estimating your proved reserves.

(a)   Explain that your use of the term engineering review is intended only to refer to the collective application of the procedures outlined in the document, for which the outside engineering firms were engaged to perform. Please clarify that this term may be defined and used differently by other companies.

(b)   Disclose the nature and scope of the review procedures that were performed, and identify any limitations. Please address the extent to which the engineering firm evaluated and tested the following:

- assumptions underlying decline curve analyses, as they relate to production and pressure,

- well spacing, as it relates to reserves on un-drilled locations, and evidence of communication or potential drainage to offsetting producing wells,

- volumetric estimation, including cumulative and ultimate recovery factors, relative to the geology of the location, and similar reservoirs,

- ownership interests in the properties,

- oil and gas production,

- historical costs of operations and development, and

- product costs and prices, including agreements impacting revenues and costs of past and future operations.

(c)   Disclose the extent to which the outside engineering firms determined that your reserve estimates were reasonable or fairly stated, relative to the criteria of "reasonable certainty," as it pertains to expectations about the recoverability of reserves in future years, under existing economic and operating conditions; consistent with the definition in Rule 4-10(a)(2) of Regulation S-X.

(d)   Disclose the quantity and percentage variances between the reserve estimates you prepared, and those of the outside engineering firm, in the aggregate and for individual properties that are material, similar to that provided in your S-1 disclosure in 2004. Include the percent of wells that were greater than 10% above or below your estimate, the percentage of total proved reserves this represents and the range of difference between you and the independent engineer.

We believe the above information would be meaningfully situated in a separate subsection within your discussion of properties. Any mention of the engineering review appearing outside of this section should include a cross reference to these disclosures for information about the scope and limitations of the procedures performed.

Closing Comments

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide or in response to our comments on your filing.

You may contact James Murphy, Petroleum Engineer at (202) 551-3703 with questions about engineering comments. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief